Exhibit 99.1

Hepsiburada Announces 2021 Annual General Assembly

ISTANBUL, May 23, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will hold its 2021 Annual General Assembly on Wednesday, June 24, 2022 at 14.00 İstanbul time at the Company’s headquarters at Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi, No:12 Trump Towers Kule:2 Şişli, İstanbul.

Holders of the Company's American Depositary Shares (the "ADSs") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon.

The agenda of the Annual General Assembly consists of the following items in accordance with the relevant provisions of the Turkish Commercial Code and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings (the “Regulation”) governing agenda of ordinary general assembly meetings:

1.	Opening and election of the General Assembly Meeting Chairmanship;

2.	Giving authority to General Assembly Meeting Chairmanship to sign the minutes of the meeting;

3.	Review and discussion of the Board of Director's Annual Report and Independent Auditor's Report for 2021, as required under the Regulation;

4.	Review, discussion and ratification of the 2021 financial statements, as required under the Regulation;

5.	Release of the members of the Board of Directors for their respective activities in the 2021 financial year, as required under the Regulation;

6.	Decision on the appropriation of 2021 net profit, as required under the Regulation;

7.	Deciding about the members of the Board of Directors’ due to their membership of the Board of Directors and Committees remuneration and the rights such as attendance, premium and bonus, as required under the Regulation;

8.	Approval of appointment of Halil Cem Karakaş, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Mehmet Erol Çamur’s resignation as a director, as required under the TCC and the Regulation,

Approval of appointment of Ahmet Fadıl Ashaboğlu, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Halil Korhan Öz’s resignation as a director, as required under the TCC and the Regulation,

Approval of appointment of Tayfun Bayazıt, who has been elected by the Board in accordance with Article 363 of the TCC to the vacant Board membership due to Mustafa Aydemir’s resignation as a director as required under the TCC and the Regulation;

9.	Appointment of the Independent Auditor for the year 2022, as required under the Regulation;

10.	As required under the TCC, empowerment of members of the Board of Directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the Company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, as referred to Article 396 of the TCC;

11.	Approval of indemnification primarily by the Company to the fullest extent permissible by law of all the losses that may arise due to the responsibilities of the Board Members and the Executive Committee Members due to their duties as well as of the signing of the indemnification agreements between the Company and each Board Member and each Executive Committee Member as agreed by the Board of Directors, within the framework of the director liability insurance policy;

12.	To determine the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approve the authorization of the Board of Directors within this context;

13.	Closing.

Explanatory notes on the agenda items along with the copies of certain materials related to the Annual General Assembly will be made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of May 23, 2022.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of December 2021, we had seamlessly connected 41.8 million members and 75 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached around 29 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com